FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated January 21, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: January 21, 2007	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

News Release	January 21, 2007

Shareholders of ICICI Bank Limited approve
the Scheme of Amalgamation

ICICI Bank Limited (NYSE Code:IBN) held its Extraordinary General Meeting on January 20, 2007, for seeking the approval of the Shareholders for the Scheme of Amalgamation of The Sangli Bank Limited (SBL) with ICICI Bank Limited (ICICI Bank). The Shareholders approved the Scheme of amalgamation unanimously, subject to the approval of Reserve Bank of India (RBI) and such other statutory and regulatory authorities as may be required. The share exchange ratio has been fixed at 100 equity shares of the Bank for every 925 equity shares of SBL.

ICICI Bank would be seeking approval of RBI in terms of Section 44A of the Banking Regulation Act, 1949. The Scheme would be effective from the date on which RBI approves the Scheme or such other date, as may be specified by RBI by an order in writing. After RBI accords its sanction to the Scheme of Amalgamation, the Board of Directors of ICICI Bank or a committee thereof would be fixing a Record Date for determining the shareholders of SBL who would be eligible for the shares of ICICI Bank in exchange of the shares of SBL. Subject to the approval of RBI, ICICI Bank is expected to issue 3.46 million equity shares of the face value of Rs.10/- each against SBL’s 31.96 million equity shares of the face value of Rs.10/- each. The new shares to be issued would be listed at The Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

About ICICI Bank:

ICICI Bank (NYSE:IBN) is India’s second largest bank and largest private sector bank with over 50 year presence in financial services and with assets of Rs. 2,823.73 billion as on September 30, 2006. The Bank offers a wide range of banking products and financial services to corporate and retail customers through a variety of delivery channels and through its specialized subsidiaries in the areas of investment banking, life and non-life insurance, private equity and asset management. ICICI Bank is a leading player in the retail banking market and services its large customer base through a network of over 660 branches and extension counters, 2,350 ATMs, call centers and internet banking (www.icicibank.com) to ensure that customers have access to its services at all times.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as ‘believes’, ‘can be’, ‘grow’, etc., and similar expressions or variations of such expressions may constitute ‘forward-looking statements’. These forward-looking statements involve and number of risks, uncertainties and other factor that could cause actual results to differ materially from those suggested by the ‘forward looking statements’. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.